SOURCE:	AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):	AXP

NASDAQ SYMBOL (NASDAQ National Market):	AXCA

DATE:	June 28, 2006

POST-HOC ANALYSES OF PHASE II AND INTERNATIONAL PHASE III ITAX TRIAL DATA
PROVIDE INSIGHT TO AXCAN

DATABASE LOCKED FOR NORTH AMERICAN ITAX PHASE III STUDY -
DATA WILL BE UNBLINDED UPON CONCLUSION OF FDA DISCUSSIONS

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") today announced that in view of further insight provided by post-hoc analyses of the ITAX Phase II and International Phase III trial data, the Company is in contact with the U.S. Food and Drug Administration (the “FDA” or the “Agency”) in order to review and evaluate the potential impact of these findings on the statistical analysis plan for the North American pivotal Phase III trial. Accordingly, although the database of the North American Phase III study has been locked, data from this study remain blinded and will not be unblinded until discussions with the FDA are completed. Results of the North American Phase III study, which were expected to be disclosed by June 30, 2006, will now be disclosed when the Company concludes its discussions with the FDA, within a timeframe that is under assessment with the Agency.

The co-primary endpoints of both Phase III clinical studies consist of 1) a response rate based on a change from baseline of upper abdominal pain and fullness, using the Leeds Dyspepsia Questionnaire (LDQ), which uses a 5-point scale to measure improvements in these symptoms and; 2) a response rate based on the Patient’s Global Assessment (PGA) of Efficacy. With regards to LDQ, patients were considered responders if they had at least a 1-point improvement in one of the two symptoms, without any deterioration in the other symptom at study end point.

As communicated on February 22, 2006, neither co-primary endpoint was met in the ITAX International Phase III trial. In an attempt to understand the apparent discrepancy between these results and the recently published positive Phase II data (Gerald Holtmann, M.D. and al., New England Journal of Medicine 2006; 354:832-40.), post-hoc analyses on both co-primary endpoints of the International Phase III study have been performed. Regarding LDQ changes observed from baseline at endpoint, when the symptom improvement response level was raised from 1 to 2 points, a statistically significant difference between Itopride and placebo (albeit lower than the threshold specified in the study protocol) was shown. A similar trend was observed in further post-hoc analyses performed on data derived from the Phase II trial conducted by Dr. Holtmann. The other co-primary endpoint, or PGA, was not affected by these analyses in either study.

“Preliminary results noted in post-hoc analyses provide insights we would like to review and discuss with the FDA, as the Phase III clinical study program for ITAX may provide a unique opportunity to improve our understanding of the effect of Itopride on functional dyspepsia. Our current objective is to evaluate, in the context of the entire clinical development program and in consultation with the FDA, any potential impact these findings could have on the statistical analysis plan of the North American Phase III trial before unblinding the data,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan.

ITAX (Itopride)

ITAX is a patented oral gastroprokinetic drug with antiemetic properties for the treatment of gastrointestinal symptoms caused by reduced gastrointestinal motility. It is effective through a dual mechanism of action. Firstly, it acts as a dopamine antagonist on D2-receptors thereby increasing the secretion of acetylcholine; and secondly, it prevents hydrolysis of the released acetylcholine by the acetylcholinesterase enzyme in the smooth muscles of the gastrointestinal tract. Acetylcholine is an important endogenous substance involved in the motor activity of the gastrointestinal tract.

Functional Dyspepsia

Functional Dyspepsia, a disorder of the upper gastrointestinal tract, affects up to 25 percent of the North American population annually and accounts for up to 5 percent of all visits to primary care physicians. Dyspepsia can be defined as pain or discomfort centered in the upper abdomen, characterized by abdominal fullness, early satiety, bloating, or nausea, without evidence of organic disease to explain the symptoms. Currently, there is no product approved in North America for the treatment of Functional Dyspepsia. To date, patients living with these distressing symptoms have no satisfying therapeutic option available to them.

About Axcan Pharma

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan’s products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol “AXP” and on the NASDAQ National Market under the symbol “AXCA”.

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators.

The name ITAX appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

Web: www.axcan.com